Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Second Quarter		First Half
	2012	2011	2012	2011
Computation of Earnings:
Income before income taxes	$19,470	$19,378	$29,032	$29,788
Add:
Interest expense	8,505	8,477	17,000	16,682
Amortization of debt premium/discount and expenses	576	572	1,154	1,141
Interest portion of rent expense	487	409	985	828

Earnings as adjusted	$29,038	$28,836	$48,171	$48,439

Computation of Fixed Charges:
Interest expense	$8,505	$8,477	$17,000	$16,682
Capitalized interest	23	39	34	122
Amortization of debt premium/discount and expenses	576	572	1,154	1,141
Interest portion of rent expense	487	409	985	828

Fixed charges	$9,591	$9,497	$19,173	$18,773

Ratio of Earnings to Fixed Charges	3.03	3.04	2.51	2.58